

Mail Stop 3561

May 12, 2016

<u>Via E-mail</u>
Carlo Buffone
Chief Financial Officer
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, Nevada 89445

> **Re: Paramount Gold Nevada Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 10, 2016**
> **File No. 001-36908**

Dear Mr. Buffone:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page 49</u>

1. As you are not S-3 eligible, please revise to state that you will deliver the information required by Item 13(a) of Schedule 14A with the proxy statement, as required by Item 13(b)(2) of Schedule 14A.

<u>Appendix E - Historical Financial Statements of Calico</u>

2. Please update Calico Resources Corp.'s interim financial statements as required by Rule 3-12(f) of Regulation S-X and Item 8.A of Form 20-F.

<u>Appendix F - Pro Forma Financial Statements</u>

3. We note that you have filed your Form 10-Q for the quarter ended March 31, 2016. Please update your pro forma financial information. Refer to Rule 11-02(c) of Regulation S-X.

Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: James Seery, Esq.
        Duane Morris LLP